                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                         Zenith Electronics Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                   989349 10 5
                                 (CUSIP Number)

Chan-Ho Lee                                                Copy to:
Managing Director                                          Steven R. Gross, Esq.
LG Electronics Inc.                                        Debevoise & Plimpton
LG Twin Towers                                             875 Third Avenue
20, Yoido-dong                                             New York, NY 10022
Youngdungpo-gu                                             (212) 909-6000
Seoul, Korea  150-721
011-82-2-3777-3049

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 21, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 2 of 6 Pages


1     NAMES OF REPORTING PERSONS

      LG Electronics Inc.
      LG Semicon Co., Ltd.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF              LG Electronics Inc.  -- 38,155,000*
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              N/A
    EACH          --------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON               LG Electronics Inc.  -- 12,059,800
    WITH                LG Semicon Co., Ltd. -- 26,095,200
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------

----------
*. Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 per share ("Common Stock"), held by LG Semicon Co., Ltd., a minority-owned subsidiary of LG Electronics Inc. LG Semicon Co., Ltd. granted LG Electronics Inc. a voting proxy with respect to the Common Stock held by LG Semicon Co., Ltd. Also includes 793,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 3 of 6 Pages


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      LG Electronics Inc.  -- 38,155,000*
      LG Semicon Co., Ltd. -- 26,095,200
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      LG Electronics Inc.  -- 56.9%*
      LG Semicon Co., Ltd. -- 38.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 4 of 6 Pages


                  AMENDMENT NO. 10 TO STATEMENT ON SCHEDULE 13D


            This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13-D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea ("LGE"), and LG Semicon Co., Ltd, a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights. This Amendment is being filed on behalf of the reporting persons identified in the cover page of this Amendment. This Amendment amends Item 4 of the Schedule 13D.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            LGE and the Company have reached an agreement in principle regarding a proposed, prepackaged plan of reorganization of the Company (the "Plan") designed to reduce the Company's debt and improve its financial health. Under the proposed Plan, LGE will convert approximately $200 million of the Company's obligations to LGE into newly issued common stock of the Company, representing 100% of the equity of the restructured Company. In addition, approximately $210 million of claims held by LGE will be exchanged for certain manufacturing assets of the Company located in Mexico and secured notes due 2008 on which interest may be paid in kind under certain circumstances. Pursuant to the proposed Plan, LGE would provide an additional $60 million of credit support to help finance the implementation of the Plan. The proposed Plan also will provide that all currently outstanding Common Stock, including Common Stock held by LGE and LG Semicon, will be canceled and holders of Common Stock will receive no distribution.

            The Company has indicated that it intends to file the proposed Plan with the Securities and Exchange Commission shortly and thereafter to solicit acceptance of the Plan from certain existing creditors. Upon receiving the necessary level of acceptance, the Company intends to initiate a prepackaged reorganization proceeding under Chapter 11 of the United States Bankruptcy Code.

            The proposed restructuring of the Company is subject to a number of conditions, including definitive documentation and receipt of necessary approval from the Company's creditors and the court presiding

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 5 of 6 Pages


over the prepackaged Plan. LGE's support for the proposed Plan is subject to the Company securing additional financing from third parties, the implementation of the Company's operational restructuring, receipt by LGE of necessary approvals from regulatory authorities in the Republic of Korea and numerous other conditions. There can be no assurance that the proposed restructuring will be consummated or that it will not be modified or that completion of such restructuring will not be delayed.
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 6 of 6 Pages


            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 1998

                                       LG ELECTRONICS INC.

                                       /s/ Chan-Ho Lee
                                       ---------------------------
                                       Name:   Chan-Ho Lee
                                       Title:  Managing Director


                                       LG SEMICON CO., LTD.


                                       /s/ Kyoung-Ji Lee
                                       ----------------------------
                                       Name:   Kyoung-Ji Lee
                                       Title:  Managing Director